Exhibit 99.113

LETTER OF CONSENT

I, Kimberly Proctor, (formerly Kimberly Lau), refer to the Registration Statement on Form 40-F of HudBay Minerals Inc. (“HudBay”) filed with the Securities and Exchange Commission (including all exhibits, the “Registration Statement”).

I consent to the use of statements prepared by me or under my supervision in the Annual Information Form of HudBay dated March 17, 2008, which forms a part of the Registration Statement, and to the appearance of my name, which at the time was Kimberly Lau, in the Registration Statement.

Yours very truly,

/s/ Kimberly L. Proctor
Per:	Kimberly Proctor, B.Sc. P.Geo.

Dated: January 22, 2009